Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on April 27, 2017, at 2:30 p.m. Israel time at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon Israel (the "Meeting").
The items that are on the agenda of the Meeting:

1.    To approve an amendment to the Company’s Articles of Association to provide for, among other things, the elimination of the different classes of members of the Board of Directors of the Company, so that the term of each director (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)) shall be one (1) year each, commencing as of the 2018 annual meeting of shareholders of the Company.

2.     To approve the compensation package payable to Yigal Jacoby, our newly-appointed Chairman of the Board.

3.     To approve the compensation package payable to Erez Antebi, our newly-appointed Chief Executive Officer and President.

4.     To elect Nadav Zohar as a Class I director, to serve until the 2019 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

5.     Subject to the approval of Proposal 4, to approve the equity compensation payable to Nadav Zohar.

6.     To approve a grant of 20,000 restricted stock units to each new director upon his or her initial election to our Board (currently, the initial grant needs to be approved separately for each new director).

7.     To reelect Itsik Danziger as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

8.    To reelect Miron (Ronnie) Kenneth as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

9.    To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2017 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

10.   To report on the business of the Company for the fiscal year ended December 31, 2016, including a review of the fiscal 2016 financial statements.

11.   To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the meeting is March 23, 2017.  The last date for submitting proposals for consideration at the Annual Meeting is April 5, 2017. The last date for submitting a statement of position is April 18, 2017 at 2:30 p.m. Israel time. The last date for submitting a proxy card is April 26, 2017, at 2:30 p.m. Israel time. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Voting  via  the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform must be completed no later than six hours before the time fixed for the Annual Meeting. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange www.maya.tase.co.il.